EXHIBIT 12

Overseas Shipholding Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Year ended December 31,
	2005		2004		2003
Earnings:
Income before federal income taxes	$463,719		$481,014		$168,153
Less: equity in (earnings) of 50%–or-less-owned companies	(43,807)		(45,599)		(33,965)
Pretax income from continuing operations	419,912		435,415		134,188
Add: fixed charges	106,306		78,662		68,746
Less: interest capitalized during the period	(3,885)		(201)		(3,987)
Add: amortization of capitalized interest	3,000		3,000		3,000
Total Earnings	$525,333		$516,876		$201,947

Fixed charges:
Interest expense, including amortization of deferred finance costs	$89,489		$74,146		$62,124
Add: interest capitalized during the period	3,885		201		3,987
Add: interest portion of rental expense	12,932		4,315		2,635
Total Fixed Charges	$106,306		$78,662		$68,746

Ratio of earnings to fixed charges	4.9	x	6.6	x	2.9	x